[redacted]

KH 3/5

SECI 13010733 SSION

SEC Mail Processing Section

FEB 27 2013

Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CapWealth Investment Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Meridian Blvd., Suite 250
(No. and Street)

Franklin	Tennessee	37067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Roland (615) 778-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/13

OATH OR AFFIRMATION

I, **R. Scott Roland**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CapWealth Investment Services, LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY A. OLIVE STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF WILLIAMSON

My Commission Expires August 10, 2016

R. Scott Roland
Signature

President + COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPWEALTH INVESTMENT SERVICES, LLC

Financial Statements and Supplementary Data

December 31, 2012

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

CAPWEALTH INVESTMENT SERVICES, LLC

Table of Contents

MAGGART & ASSOCIATES, P.C.

Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT AUDITOR'S REPORT

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of CapWealth Investment Services, LLC as of December 31, 2012, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWealth Investment Services, LLC at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 6 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 6 is fairly stated in all material respects in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 25, 2013

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	82,625
Deposit with clearing organization		15,000
Receivable from fund companies and clearing organization		81,296
Prepaid expenses		13,913
Total assets	$	192,834

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	17,376
Due to affiliate		13,848
Total liabilities		31,224
Member's equity		161,610
Total liabilities and member's equity	$	192,834

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Income

For the Year Ended December 31, 2012

Revenues:	
Commissions	$ 696,582
Other income	9,359
Total revenues	705,941
Operating expenses:	
Commission expense	120,125
Clearance fees	139,178
Salaries and benefits	114,591
Insurance	21,785
License and registration	15,736
Professional fees	21,448
Communications and data processing	18,946
Occupancy	36,582
Office expense	11,994
Total operating expenses	500,385
Net income	$ 205,556

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2012

Balance at December 31, 2011	$ 156,054
Member distributions	(200,000)
Net income	205,556
Balance at December 31, 2012	$ 161,610

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2012

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 205,556
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (8,632)	
Increase in prepaid expenses	(1,986)	
Decrease in accounts payable and accrued expenses	(12,047)	
Decrease in due to affiliate	(13,495)	
Total adjustments		(36,160)
Net cash provided by operating activities		169,396
Cash flows from financing activities:		
Member distributions	(200,000)	
Net cash used in financing activities		(200,000)
Net decrease in cash and cash equivalents		(30,604)
Cash and cash equivalents at beginning of year		113,229
Cash and cash equivalents at end of year		$ 82,625

The accompanying notes are an integral part of these financial statements.

(1) ***Organization***

CapWealth Investment Services, LLC (the "Company") is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2012.

(b) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) ***Income Taxes***

As a single-member limited liability company, income from the Company is combined with the income and expenses of the single member from other sources and reported in the single member's individual income tax return. The financial statements, therefore, do not include a provision for income taxes. The federal and state income tax returns associated with the single member for 2012, 2011, 2010 and 2009 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies, Continued

(e) Advertising Costs

Advertising costs are expensed as incurred.

(f) Fair Value of Financial Instruments

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2012, the Company had net capital as defined of $135,419.

The Company maintains an agreement for clearing services with a clearing broker registered with the SEC. In accordance with the agreement between these parties, a $15,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) Due To Affiliate

The advances of $13,848 at December 31, 2012 represent unsecured non-interest bearing advances received from an affiliated company, CapWealth Advisors, LLC. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from an affiliated company, CapWealth Advisors, LLC, owned by the Company's single member and established through an expense sharing agreement. The allocation is based on the expense sharing agreement established between the Company and the affiliated company. Expenses allocated to the Company for the year ended December 31, 2012, were approximately $200,000.

(5) *Related Party Transactions, Continued*

During the year ended December 31, 2010, the Company and its affiliate relocated their operations to a new expanded office facility. In conjunction with this move, the affiliated company entered into a lease agreement for this office facility from August, 2010 through October, 2020. Lease payments under this agreement began on November, 2010 with the remaining required base rent lease obligation payable as follows:

Year Ended December 31,	Amount
2013	$ 183,878
2014	187,555
2015	191,306
2016	195,132
2017	199,035
Thereafter	585,523
	$ 1,542,429

The Company shares in the rental obligation charges through the affiliated company's allocation of expenses. Rental expense of $34,621, associated with the lease agreement was allocated to the Company during 2012, and is included within occupancy expense.

The affiliated company maintains a savings incentive match plan associated with a simple IRA plan for the benefit of its employees. The plan is limited to those individual employees who have received at least $5,000 in compensation during each of the previous and current years. Under the terms of the plan, the affiliated company will make matching contributions to eligible employees up to 3% of the employee's annual compensation. The Company shares in the expense of the matching provision of the plan and was allocated $2,872 of this expense during 2012, and is included within salaries and benefits.

(6) *Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives*

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 81,296	17,067

Fees payable to registered representatives at December 31, 2012 of $17,067 are included within accounts payable and accrued expenses.

(7) Commission Concentrations

During 2012, three registered representatives accounted for approximately 99% of the total commission revenue for the current year totaling $696,582. The Company's single member is included within the three representatives and alone accounted for approximately 55% of the total commission revenue. No commissions were paid to the Company's single member during the current year; however, amounts totaling $200,000 were distributed to the single member during 2012, as current year distributions. Two of the registered representatives, operating under current independent contractor agreements with the Company, were paid approximately $120,000 in commissions. This amount represents approximately 100% of the total commission expense for 2012.

(8) Legal

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2012, that were known to management.

(9) Exemption of SEC Rule 15c3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) Subsequent Events

Subsequent to December 31, 2012, on January 15, 2013, an amount of $25,000 was distributed to the Company's single member as a member draw.

Management has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

CAPWEALTH INVESTMENT SERVICES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Total member's equity	$ 161,610
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	161,610
Less nonallowable assets, other deductions and/or charges, and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	11,934
Other deductions and/or charges	351
Prepaid expenses	13,562
Haircuts	344
Total nonallowable assets and haircuts	26,191
Net capital	135,419
Net capital required	5,000
Excess net capital	$ 130,419
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 17,376
Due to affiliate	13,848
Total aggregate indebtedness	31,224
Ratio of aggregate indebtedness to net capital	23.60%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 147,390
Adjustment for nonallowable receivable from fund companies, outstanding greater than 30 days	(11,934)
Adjustment for haircuts	(37)
Net capital, per December 31, 2012 audit report	$ 135,419 (a)

(a) The Company's (unaudited) FOCUS Report for the period ended December 31, 2012 was subsequently amended on February 22, 2013 to reflect the net capital per the December 31, 2012 audit report of $135,419.

CAPWEALTH INVESTMENT SERVICES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2012

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2012 FOCUS Report - Part IIA is shown below:

Net capital as reported in Company's Part II (unaudited FOCUS Report)	$	147,390
Adjustment for nonallowable receivable from fund companies, outstanding greater than 30 days		(11,934)
Adjustment for haircuts		(37)
Net capital, per December 31, 2012 audit report (as computed on Schedule 1)	$	135,419 (a)

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

(a) As indicated at Schedule 1, the Company's (unaudited) FOCUS Report for the period ended December 31, 2012 was subsequently amended on February 22, 2013 to reflect the net capital per the December 31, 2012 audit report of $135,419.

<u>*Schedule 5*</u>

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2012

Not Applicable

CAPWEALTH INVESTMENT SERVICES, LLC

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2012

None

MAGGART & ASSOCIATES, P.C.

Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CapWealth Investment Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapWealth Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapWealth Investment Services, LLC's management is responsible for the CapWealth Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed payments in Form SIPC-7 with respective cash disbursement records (copy of cancelled check and related bank statement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as reflected in the accompanying schedule noting differences as described in the accompanying schedule; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7, noting differences as described in the accompanying schedule.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 25, 2013

CAPWEALTH INVESTMENT SERVICES, LLC

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2012

Total revenue for the year ended December 31, 2012 as reflected on the quarterly Form X-17A-5 FOCUS Reports			$	705,941	
Deductions:					
Revenues from the distribution of shares of a registered open end investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	$	526,439			
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		134,226			
40% of margin interest earned on customer's securities accounts		3,620			
Total deductions				664,285	
SIPC net operating revenues			$	41,656	
General assessment at .0025			$	104	
Less prior year overpayment applied to the assessment				(150)	(a)
Overpayment				(46)	
Add: Overpayment made with filing of Form SIPC-7 for the current year due to inappropriate prior overpayment application of $64 instead of $150				(40)	(a)
Overpayment carried forward			$	(86)	

(a) Prior year overpayment indicated as applied was $64 as initially reflected on the current year Form SIPC-7; however, the SIPC reviewer, through a review conducted on 02/05/13, appropriately changed the prior year overpayment to $150 which was in agreement with the prior year amount indicated on the previous year General Assessment Reconciliation (Form SIPC-7). The resulting inappropriate payment of $40 made with the Form SIPC-7 has been added to the calculated overpayment of $46 to reflect an overpayment of $86 to be carried forward against future assessments.